UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )
THE CRONOS GROUP
(Name of the Issuer)
The Cronos Group
Peter J. Younger
CRX Acquisition Ltd.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $2.00 Per Share
(Title of Class of Securities)
L 20708 100
(CUSIP Number of Class of Securities)

DENNIS J. TIETZ Chairman and CEO The Cronos Group c/o Cronos Capital Corp. One Front Street, Suite 925 San Francisco, California 94111 (415) 677-8990	MILTON J. ANDERSON Director and President CRX Acquisition Ltd. 520 Madison Avenue, Second Floor New York, New York 10022 (212) 418-8700
Copy to:

JAMES F. FOTENOS, ESQ. ADAM P. SIEGMAN, ESQ. Greene Radovsky Maloney Share & Hennigh LLP Four Embarcadero Center, Suite 4000 San Francisco, California 94111 (415) 981-1400	MARC H. FOLLADORI, ESQ. DAVID L. RONN, ESQ. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000
(Name, address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1934.
c. ☐ A tender offer.
d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$133,679,480	$4,104
* For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (a) the product of (i) 7,645,673 Cronos common shares outstanding as of March 30, 2007, and (ii) the proposed liquidation distribution of $16.00 in cash per common share (equal to $122,330,768), (b) $8,548,608, expected to be paid to holders of stock options, after they exercise their options, on a net issuance basis, and receive common shares, (c) $475,104, expected to be paid to holders of director’s stock units upon settlement of the stock units into 29,694 common shares, and (d) $2,325,000, expected to be paid to the holders of stock appreciation rights in payment for such rights ((a), (b), (c) and (d) (together, the “Total Consideration”)). The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the Total Consideration by 0.0000307.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $4,104
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: The Cronos Group
Date Filed: April 3, 2007

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) is being filed by (i) The Cronos Group, a société anonyme holding organized and existing under the laws of the Grand Duchy of Luxembourg (“Cronos” or the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction; (ii) Peter J. Younger (“Younger”), an individual; and (iii) CRX Acquisition Ltd., a Bermuda exempted company (“CRX”). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of February 28, 2007 (the “Asset Purchase Agreement”), among Cronos, FB Transportation Capital LLC, a Delaware limited liability company (“FB Transportation”), and CRX. Concurrently with the filing of this Schedule 13E-3, Cronos is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meetings of shareholders of Cronos at which the shareholders of Cronos will consider and vote upon, among other things, a proposal to approve the Asset Purchase Agreement.
     Under the Asset Purchase Agreement, and subject to satisfaction of the conditions set forth therein, CRX has agreed to purchase all of Cronos’ assets and assume all of its liabilities for a cash purchase price of $133,679,480 (before adjustment for any shares repurchased or options that expire or lapse before closing), which acquisition is referred to as the “Assets Sale.” If the Assets Sale is consummated, then Cronos will liquidate and distribute to its shareholders a liquidation distribution of $16.00 per share, without interest.
     The Proxy Statement is included herewith as Exhibit (a)(3) and the Asset Purchase Agreement is included herewith as Exhibit (a)(5). All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.
     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     The information contained in this Schedule 13E-3 and/or the Proxy (i) concerning Cronos and Younger was supplied by Cronos and Younger, and CRX takes no responsibility for the accuracy of such information, and (ii) concerning CRX was supplied by CRX, and neither Cronos nor Younger takes any responsibility for the accuracy of such information.
Item 1.  Summary Term Sheet.
     Regulation M-A Item 1001.
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet” “Summary of the Assets Sale and Liquidation” “The Special Meetings”

Item 2.  Subject Company Information.
     Regulation M-A Item 1002.
     (a)   Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
The Cronos Group 5, rue Guillaume Kroll L-1882 Luxembourg (352) 26.48.36.88
     (b)   Securities.   As of March 30, 2007, there were 7,645,673 common shares, par value $2.00 per share, of Cronos outstanding.
     (c)    Trading Market and Price.   The information set forth in the Proxy Statement under the caption “Price Range of Cronos’ Common Shares and Dividend Information” is incorporated herein by reference.
     (d)    Dividends.   The information set forth in the Proxy Statement under the caption “Price Range of Cronos’ Common Shares and Dividend Information” is incorporated herein by reference.
     (e)    Prior Public Offerings.   None.
     (f)    Prior Stock Purchases.   The information set forth in the Proxy Statement under the caption “Special Factors—Transactions in Cronos’ Common Shares” is incorporated herein by reference.
Item 3.  Identity and Background of Filing Person.
     Regulation M-A Item 1003.
     (a)    Name and Address.   The name, business address, and business telephone number of Cronos is set forth under Item 2(a) above.
     See also the information under Item 3(c) below entitled “Cronos Information,” “Cronos’ Executive Officers,” and “Cronos’ Directors (other than Messrs. Tietz and Younger).”
     Peter J. Younger is the President, Chief Operating Officer, and a director of Cronos. Upon consummation of the Assets Sale, he shall become President, Chief Executive Officer, and a director of CRX. His address and telephone number are as follows:
Peter J. Younger c/o Cronos Capital Corp. One Front Street, Suite 925 San Francisco, California 94111 (415) 677-8990
     CRX’s name and address and the telephone number of its principal executive offices are as follows:
CRX Acquisition Ltd. 520 Madison Avenue, 2nd Floor New York, New York 10022 (212) 418-8700

     See also the information under Item 3(c) below entitled “CRX Information”
     In addition, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties” “The Assets Sale and Liquidation—Who is the Purchaser?” “The Asset Purchase Agreement—The Parties to the Asset Purchase Agreement”
     (b)    Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties” “The Assets Sale and Liquidation—Who is the Purchaser?” “The Asset Purchase Agreement—The Parties to the Asset Purchase Agreement”
     (c)   Business and Background of Natural Persons.
     Cronos Information:   Set forth below for each director and executive officer of Cronos is his respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, except Director S. Nicholas Walker, who is a citizen of the United Kingdom, Chief Financial Officer Frank P. Vaughan, who is a citizen of Ireland, and Senior Vice President John C. Kirby, who is a citizen of the United Kingdom. None of Cronos or, to the knowledge of Cronos, any of the Cronos directors or executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Cronos or, to the knowledge of Cronos, any of the Cronos directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Cronos’ Executive Officers:
Dennis J. Tietz
Mr. Tietz, age 54, was appointed Chief Executive Officer of the Company on December 11, 1998, and Chairman of the board of directors on March 30, 1999. From 1986 until his election as Chief Executive Officer of the Company, Mr. Tietz was responsible for the organization and marketing of investment programs managed by Cronos Capital Corp. (“CCC”) (formerly called Intermodal Equipment Associates), an indirect subsidiary of the Company. From 1981 to 1986, Mr. Tietz supervised container lease operations in both the United States and Europe. Prior to joining CCC in 1981, Mr. Tietz was employed by Trans Ocean Leasing Corporation, San Francisco, California, a container leasing company, as regional manager based in Houston, with responsibility for leasing and operational activities in the U.S. Gulf. Mr. Tietz holds a B.S. degree in Business Administration from San Jose State University. Mr. Tietz is a licensed principal with the National Association of Securities Dealers. Mr. Tietz served as Chairman of the International Institute of Container Lessors for its 2001 fiscal year, and currently sits on the Executive Committee of the Institute’s Board of Directors.

Peter J. Younger
Mr. Younger, age 50, was elected to the board of directors of the Company at the 1999 annual meeting held on January 13, 2000. Mr. Younger was appointed as President and Chief Operating Officer of the Company by the board of directors on March 17, 2005. He previously served as Chief Operating and Financial Officer of the Company (having been appointed as Chief Financial Officer in March 1997 and as Chief Operating Officer in August 2000). From 1991 to 1997, Mr. Younger served as Vice President of Finance of Cronos Containers Limited (“CCL”), a subsidiary of the Company located in the United Kingdom. From 1987 to 1991, Mr. Younger served as Vice President and Controller of CCC in San Francisco. Prior to 1987, Mr. Younger was a certified public accountant and a principal with the accounting firm of Johnson, Glaze and Co. in Salem, Oregon. Mr. Younger holds a B.S. degree in Business Administration from Western Baptist College, Salem, Oregon.
Frank P. Vaughan
Mr. Vaughan, age 42, was appointed a director of CCL in November 2000. Mr. Vaughan joined Cronos in 1991, and was appointed Vice President-Finance of Cronos in 1999 and its Chief Financial Officer on March 31, 2005. Based in the U.K., Mr. Vaughan is responsible for Cronos’ financial operations, including SEC reporting. Prior to joining Cronos in 1991, Mr. Vaughan was an accountant with the Automobile Association in the U.K. from 1987 to 1991, where he worked in their insurance, travel, publishing, and member services divisions.
John M. Foy
Mr. Foy, age 61, has served as a director of CCC since April 1999. Mr. Foy is directly responsible for Cronos’ lease marketing operations in the Pacific, including the U.S. West Coast, Asia, Australia, and New Zealand, and is based in San Francisco. From 1985 to 1993, Mr. Foy was Vice President/Pacific of Cronos with responsibility for dry cargo container lease marketing and operations in the Pacific Basin. From 1977 to 1985, Mr. Foy was Vice President of Marketing for Nautilus Leasing Services in San Francisco with responsibility for worldwide leasing activities. From 1974 to 1977, Mr. Foy was Regional Manager for Flexi-Van Leasing, a container lessor, with responsibility for container leasing activities in the Western United States.
John C. Kirby
Mr. Kirby, age 53, is directly responsible for CCL’s lease marketing operations in the Atlantic Region, including Europe, the U.S. East Coast, Scandinavia, the Middle East, Africa, South America, and the Indian sub-continent. Mr. Kirby is also responsible for CCL’s operations, container purchasing, contract and billing administration, container repairs and leasing-related systems. Mr. Kirby is based in the United Kingdom. Mr. Kirby joined CCC in 1985 as European Technical Manager and advanced to Director of European Operations in 1986, a position he held with CCC, and later CCL, until his promotion to Vice President/Operations of CCL in 1992. In June 1997, Mr. Kirby was promoted to the position of Senior Vice President of CCL. From 1982 to 1985, Mr. Kirby was employed by CLOU Containers, a container leasing company, as Technical Manager, based in Hamburg, Germany. Mr. Kirby holds a professional engineering qualification from the Mid-Essex Technical College in England.
     Cronos’ Directors (other than Messrs. Tietz and Younger):
Maurice Taylor
Mr. Taylor, age 46, was appointed to the board of directors of the Company as an independent director in 1998. Mr. Taylor is currently serving as a director for a term expiring at the conclusion of the annual meeting to be held in 2009. Mr. Taylor, a resident of Geneva, Switzerland, is an independent consultant in international trade finance. He serves on the boards of numerous privately-held trading companies in Europe. Mr. Taylor holds a B.A. degree in Mathematical Economics from Brown University.

S. Nicholas Walker
Mr. Walker, age 52, was appointed to the board of directors of the Company as an independent director in 1999, and was elected to the board by the shareholders at the 1999 annual meeting. Mr. Walker is currently serving as a director for a term expiring at the conclusion of the annual meeting to be held in 2008. In August 2000, Mr. Walker organized the York Group Limited (“York”). York, with offices in London, New York and Nassau, Bahamas, provides securities brokerage and investment management services to institutional and high net worth individual clients in Europe, the United States, and Latin America. Mr. Walker has served as Chief Executive Officer of York since 2000. From 1995 until he organized York, Mr. Walker served as Senior Vice President of Investments of PaineWebber Inc. From 1982 until he joined PaineWebber, he served as Senior Vice President of Investments of Prudential Securities Inc. Mr. Walker holds an M.A. degree in Jurisprudence from Oxford University, England.
Robert M. Melzer
Mr. Melzer, age 66, was elected to the board of directors of the Company as an independent director at the 1999 annual meeting. Mr. Melzer is currently serving as a director for a term expiring at the conclusion of the annual meeting to be held in 2008. Mr. Melzer served as President and Chief Financial Officer of Property Capital Trust, a publicly-traded real estate investment trust, from 1990 to 1996, and as President and Chief Executive Officer from 1992 until May 1999, when the company completed its plan to dispose of its investments and distributed the proceeds to its shareholders. Since May 1999, Mr. Melzer has devoted his business activities to consulting and to serving as a director or trustee of various business and charitable organizations. In 2001, Mr. Melzer served as interim Chief Executive Officer of Beth Israel Deaconess Medical Center in Boston, Massachusetts. Mr. Melzer currently serves as a director of Genesee & Wyoming, Inc., a short-line and regional railroad holding company (NYSE: GWR). Mr. Melzer holds a B.A. degree in Economics from Cornell University and an M.B.A. from the Harvard Business School.
     CRX Information: CRX is a Bermuda exempted company formed in February 2007 for the purposes of acquiring the assets and assuming the liabilities of the Company in the Assets Sale, and following such transaction, it will be engaged in the business of managing marine shipping containers acquired from the Company as well as other marine container assets. CRX is currently 100% owned by FB Transportation, but it is anticipated that immediately following the closing of the Assets Sale, FB Transportation will own less than 40% of the outstanding common shares of CRX. The principal address of CRX is 520 Madison Avenue, 2nd Floor, New York, New York 10022.
     The only directors and executive officers of CRX are currently Milton J. Anderson and Menno Albert van Lacum. Set forth below for each of these individuals is his present principal occupation or employment, citizenship, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and his five-year employment history. Neither CRX, nor to the knowledge of CRX, either of the individuals listed below, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither CRX, nor to the knowledge of CRX, either of the individuals listed below, has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Milton J. Anderson
Milton J. Anderson is a Director and the President of CRX. Mr. Anderson has been a Managing Director of the Principal Finance Group of Fortis Capital Corp. since 2003. From 2000 to 2003, he served as an outside consultant to the Aviation & Intermodal Finance Group of Fortis Bank (Nederland) N.V, which specializes in asset-backed financing in the aviation and intermodal sectors. He has also served as a director and the Deputy Chairman of CF Leasing since 2002. He is a U.S. citizen.
Menno van Lacum
Menno van Lacum is a Director and the Vice President of CRX. He has been a Director of the Principal Finance Group of Fortis Capital Corp. based in its San Francisco office since September 2005. Prior to joining Fortis Capital Corp. in 2005, he was Vice President of the Aviation & Intermodal Finance Group of Fortis Bank (Nederland) N.V., which specializes in asset-backed financing in the aviation and intermodal sectors. He joined this Group in 2001. He is a citizen of The Netherlands.
     The information set forth in Schedules I and II hereto is incorporated herein by reference.
Item 4.  Terms of the Transaction.
     Regulation M-A Item 1004.
     (a)    Material Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“The Special Meetings”
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Position of Peter J. Younger as to Fairness”
“Special Factors—Position of Purchaser as to Fairness”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“The Asset Purchase Agreement”
“Other Agreements with the Purchaser Parties”
“The Plan of Liquidation”
“The Transaction Proposals”
“Annex A—Plan of Liquidation and Dissolution”
“Annex B—Asset Purchase Agreement”
     (c)    Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Do the members of Cronos’ management have any special interest in the sale?”
“Special Factors—Interests of Cronos’ Directors and Executive Officers in the Assets Sale”
“Other Agreements with the Purchaser Parties—Support Agreement”
“Other Agreements with the Purchaser Parties—Equity Commitment Letter Agreements”
“Other Agreements with the Purchaser Parties—Employment Agreements”

     (d)    Appraisal Rights.   Under Luxembourg law, the law that governs Cronos, the holders of its common shares are not entitled to dissenters’ or appraisal rights in connection with the Assets Sale. The information set forth in the Proxy Statement under the caption “Special Factors—Appraisal Rights” is incorporated herein by reference.
     (e)   Provisions for Unaffiliated Security Holders.   Neither Cronos nor CRX has made any provision to grant unaffiliated shareholders of Cronos access to the corporate files of Cronos or CRX or to obtain counsel or appraisal services at Cronos’ or CRX’s expense.
     (f)   Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
     Regulation M-A Item 1005.
     (a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Parties”
“The Assets Sale and Liquidation—Who is the Purchaser?”
“Special Factors—Conduct of Business of Cronos if the Assets Sale is Not Completed”
“Special Factors—Transactions in Cronos’ Common Shares”
     CRX is currently a wholly-owned subsidiary of FB Transportation. FB Transportation is part of the Fortis Group, an international services provider engaged in banking, finance, and insurance. The Fortis Group regularly performs services such as acting as financial advisor or serving as principal or agent in the purchase and sale of securities, which may include the common shares of Cronos.
     (b)    Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Special Factors—Conduct of Business of Cronos if the Assets Sale is Not Completed”
     (c)    Negotiations or Contacts.   The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.
     (e)    Agreements Involving the Subject Companies’ Securities.   The information set forth in the Proxy Statement under the caption “Other Agreements with the Purchaser Parties—Support Agreement” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
     Regulation M-A Item 1006.
     (b)   Use of Securities Acquired.   If the Assets Sale is consummated, Cronos will liquidate and distribute the proceeds of the Assets Sale to its shareholders. Cronos is a holding company. Its assets consist in large part of capital stock it holds in directly-owned subsidiaries. If the Assets Sale is consummated, CRX will conduct Cronos’ container leasing business through control of Cronos’ subsidiaries.

     The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:
“The Assets Sale and Liquidation” “Special Factors—Certain Effects of the Assets Sale and Liquidation” “The Plan of Liquidation”
(c)(1)-(8)    Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“The Asset Purchase Agreement—Conduct of Our Business Pending the Closing”
“Plan of Liquidation”
Item 7.    Purposes, Alternatives, Reasons and Effects.
     Regulation M-A Item 1013.
     (a)    Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Interest of Directors and Executive Officers of Cronos in the Assets Sale”
“Plan of Liquidation”
     (b)    Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
     (c)    Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?” “Special Factors—Background of the Transaction”

“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
     (d)    Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction”
“The Assets Sale and Liquidation”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“Special Factors—Fees and Expenses”
“The Asset Purchase Agreement”
“The Plan of Liquidation”
Item 8.   Fairness of the Transaction.
     Regulation M-A Item 1014.
     (a)    Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Position of Peter J. Younger as to Fairness”
“Special Factors—Position of the Purchaser as to Fairness”
     (b)    Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Background of the Transaction”
“Special Factors—Reasons for the Transaction Committee’s Recommendation”
“Special Factors—Reasons for the Board’s Recommendation”
“Special Factors—Opinion of Cronos’ Financial Advisor”
“Special Factors—Position of Peter J. Younger as to Fairness”
“Special Factors—Position of the Purchaser as to Fairness”
“Special Factors—Interest of Directors and Executive Officers of Cronos in Assets Sale”
“Special Factors—Material Tax Aspects of the Assets Sale and Liquidation”
“Special Factors—Accounting Treatment”
“Special Factors—Certain Effects of the Assets Sale and Liquidation”
“Special Factors—Financing for the Assets Sale”
“Special Factors—Appraisal Rights”

     (c)    Approval of Security Holders.   The subject transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The vote required of Cronos’ shareholders to approve the Assets Sale and the Liquidation is described in the Proxy Statement under the following captions, which are incorporated herein by reference:
“Summary Term Sheet—The Transaction—Shareholder Vote Required to Adopt the Asset Purchase Agreement and Other Transaction Proposals”
“The Assets Sale and Liquidation—What vote is required to approve the Liquidation and the Assets Sale?”
“The Special Meetings—Who can vote?”
“The Special Meetings—What votes are required?”
“The Transaction Proposals”
     (d)    Unaffiliated Representative.   The independent directors of Cronos did not retain a representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Assets Sale or preparing a report concerning the fairness of the Assets Sale.
     (e)    Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Transaction Committee and Board Recommendation”
“The Assets Sale and Liquidation—Why is the board proposing the Assets Sale for our approval?”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
     (f)    Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Background of the Transaction” “Special Factors—Reasons for the Transaction Committee’s Recommendation” “Special Factors—Reasons for the Board’s Recommendation”
Item 9.   Reports, Opinions, Appraisals and Negotiations.
     Regulation M-A Item 1015.
     (a), (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Opinion of Raymond James & Associates, Inc.”
“Special Factors—Background of the Transaction—Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One”
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Opinion of Cronos’ Financial Advisor”
“Annex E—Opinion of Raymond James & Associates, Inc.”
     (c)    Availability of Documents.   The opinion of Raymond James & Associates, Inc. is included as Annex E to the Proxy Statement.

Item 10.   Source and Amounts of Funds or Other Consideration.
     Regulation M-A Item 1007.
     (a)    Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Form of Transaction”
“The Assets Sale and Liquidation—How will the Purchaser finance the acquisition?”
“Special Factors—Financing for the Assets Sale”
“The Asset Purchase Agreement—The Assets Sale—Assumed Liabilities”
     (b)    Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet—The Transaction—Shareholder Vote Required to Adopt the Asset Purchase Agreement and Other Transaction Proposals”
“The Assets Sale and Liquidation—What vote is required to approve the Liquidation and the Assets Sale?”
“The Assets Sale and Liquidation—Other Conditions to the Completion of the Assets Sale”
“Special Factors—Regulatory Approvals”
“Special Factors—Financing for the Assets Sale”
“The Asset Purchase Agreement—Conditions to the Assets Sale”
     (c)    Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Fees and Expenses”
“The Asset Purchase Agreement—Termination of the Asset Purchase Agreement”
“The Asset Purchase Agreement—The Assets Sale—Assumed Liabilities”
“The Asset Purchase Agreement—Fees and Expenses”
     (d)    Borrowed Funds.   Not applicable.
Item 11.   Interest in Securities of the Subject Company.
     Regulation M-A Item 1008.
     (a)    Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Transactions in Cronos’ Common Shares” “Security Ownership of Certain Beneficial Owners and Management—Peter J. Younger”
     (b)    Securities Transactions.   The information set forth in the Proxy Statement under the caption “Special Factors—Transactions in Cronos’ Common Shares” is incorporated herein by reference.

Item 12.   The Solicitation or Recommendation.
     Regulation M-A Item 1012.
     (d)    Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the caption “Special Factors—Ownership of Directors and Executive Officers as of the Record Date” is incorporated herein by reference.
     (e)    Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors—Recommendations of the Transaction Committee and the Board of Directors”
“Special Factors—Position of Peter J. Younger as to Fairness”
“Special Factors—Position of the Purchaser as to Fairness”
Item 13.   Financial Statements.
     Regulation M-A Item 1010.
     (a)    Financial Information.   The audited financial statements set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2006, and the information set forth in the Proxy Statement under the following captions, is incorporated herein by reference:
“Selected Financial Data” “Other Information”
     Ratio of Earnings to Fixed Charges.   Not applicable. Cronos is not required to provide the ratio of earnings to fixed charges because it does not have any registered debt which would require the computation of such ratio.
     Book Value Per Share.   As of December 31, 2006, Cronos had outstanding 7,645,673 common shares (calculated by excluding shares held in treasury). As of such date, its book value per share was $11.18.
     (b)    Pro Forma Information.   The information set forth in the Proxy Statement under the caption “Unaudited Pro Forma Consolidated Balance Sheet” is incorporated herein by reference.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used.
     Regulation M-A Item 1009.
     (a)    Solicitations or Recommendations.   The information set forth in the Proxy Statement under the caption “The Special Meetings—Who pays for this proxy solicitation?” is incorporated herein by reference.
     (b)    Employees and Corporate Assets.   The information set forth in the Proxy Statement under the caption “The Special Meetings—Who pays for this proxy solicitation?” is incorporated herein by reference.

Item 15.   Additional Information.
     Regulation M-A Item 1011.
     (b)    Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16.   Exhibits.
     Regulation M-A Item 1016.
     (a)(1)   Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on April 3, 2007 (the “Proxy Statement”).
     (a)(2)   Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
     (a)(3)   Proxy Statement.
     (a)(4)   Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the Proxy Statement.
     (a)(5)   Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”), and the Company, incorporated herein by reference to Annex B to the Proxy Statement.
     (a)(6)   Form of Liquidator’s Report, incorporated herein by reference to Annex C to the Proxy Statement.
     (a)(7)   Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the Proxy Statement.
     (a)(8)   Form of Proxy Cards (3), incorporated herein by reference to the Proxy Statement.
     (a)(9)   Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10)   Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.
     (b)   None.
     (c)(1)   Fairness Opinion of Raymond James & Associates, Inc., dated February 28, 2007, incorporated herein by reference to Annex E to the Proxy Statement.
     (d)(1)   Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P. Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., and York Asset Management Limited, and YorkProp Limited.

     (d)(2)   Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation, and CRX.
     (d)(3)   Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.
     (d)(4)   Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.
     (d)(5)   Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.
     (d)(6)   Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.
     (d)(7)   Guarantee from Fortis Bank S.A./N.V. Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(8)   Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.
     (f)   None.
     (g)   None.

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 3, 2007	THE CRONOS GROUP
	By:	/s/ Dennis J. Tietz
		Name:	Dennis J. Tietz
		Title:	Chairman and Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

/s/ Peter J. Younger
Peter J. Younger

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: April 3, 2007

CRX ACQUISITION LTD.
By:	/s/ Adam DiMartino
	Name:	Adam DiMartino
	Title:	Attorney-in-fact*

By:	/s/ Menno van Lacum
	Name:	Menno van Lacum
	Title:	Vice President

*	Power of Attorney appointing Mr. DiMartino attorney-in-fact for CRX Acquisition Ltd. is included elsewhere in this Schedule 13E-3.

Schedule I
Information Concerning FB Transportation Capital LLC
     FB Transportation Capital LLC is a single-member Delaware limited liability company. It is a wholly-owned subsidiary of Fortis Bank S.A./N.V. FB Transportation Capital LLC is part of the transportation sector of Fortis’ merchant banking group, which provides financial products and services for corporate clients and institutional investors. FB Transportation Capital LLC is managed by a board of managers in accordance with the Delaware Limited Liability Company Act, as amended. The name, position, present principal occupation, employment history during the last five years and citizenship of each officer and each member of the board of managers of FB Transportation Capital LLC are set forth below. The business address for each of the managers listed below is c/o 520 Madison Avenue, 2nd Floor, New York, New York 10022.
Waldo Abbot
Waldo Abbot has served as U.S. Country Manager for Fortis Bank S.A./N.V. and as the President and Chief Executive Officer of Fortis Capital Corp. in New York since 2005. Prior to joining Fortis in 2005, he held a number of positions at Royal Bank of Canada including Managing Director, General Manager USA, and Head of Global Communications & Technology. He is a citizen of the United States.
Jean Pierre Paulet
Jean Pierre Paulet is the Deputy U.S. Country Manager for Fortis Bank S.A./N.V. in New York. He has served in that capacity since 2005. He served as Managing Director and Chief Operating Officer of the Merchant Banking group of Fortis Bank S.A./N.V. in Belgium from 2003 to 2005, and prior to then, was head of the Back Office and Support functions for Fortis Bank S.A./N.V.
Milton J. Anderson
Milton J. Anderson has served as the Managing Director of the Principal Finance Group of Fortis Capital Corp. since 2003. He is also a Director and the President of CRX Acquisition Ltd. From 2000 to 2003, Mr. Anderson served as an outside consultant to the Aviation & Intermodal Finance Group of Forts Bank (Nederland) N.V, which specializes in asset-backed financing in the aviation and intermodal sectors. He has also served as a director and the Deputy Chairman of CF Leasing since 2002. He is a U.S. Citizen.
Frans van Lanschot
Frans van Lanschot has served as a member of the Executive Board of Fortis Bank (Nederland) N.V. and Fortis Bank Nederland (Holding) N.V. since September 2002. Prior to then, he was General Manager of Global Corporate Banking at Fortis Bank (Nederland) N.V. since 1997. Mr. Van Lanschot joined MeesPierson, a predecessor of Fortis, in 1981. He is a citizen of The Netherlands.
Merijn Zondag
Merijn Zondag has served as Managing Director of Principal Finance at Fortis Bank N.V. in Rotterdam, The Netherlands since January 2007. From 2001 through December 2006, he served as Managing Director of the Aviation & Intermodal Finance Group at Fortis Bank (Nederland) N.V. He is a citizen of The Netherlands.
Roy C. Andersen
Roy C. Andersen is Executive Vice President, General Counsel and Secretary of FB Transportation Capital LLC. He has served as the Executive Vice President, Secretary and General Counsel of U.S. Operations for Fortis Bank S.A./N.V. in New York since September 2000. He is a citizen of the United States.
John C. Rieger
John Rieger is Chief Financial Officer and Treasurer of FB Transportation Capital LLC. He has served as Chief Financial Officer for North America of Fortis Bank S.A./N.V. in New York since 2004. Prior to joining Fortis, he was a partner at Deloitte & Touche LLP from June 2000 to October 2004.
     During the past five years, neither FB Transportation Capital LLC nor, to the knowledge of FB Transportation Capital LLC, any of the members of its board of managers, have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Schedule II
Information Concerning Fortis Bank S.A./N.V.
     Fortis Bank S.A./N.V. is a Belgian corporation engaged in commercial banking activities. It is part of the Fortis Group, an international financial services provider engaged in banking and insurance. Fortis Bank S.A./N.V. owns 100% of the equity interests in FB Transportation Capital LLC. Its principal business address is Montagne du Parc 3, 1000 Brussels, Belgium.
     Set forth below are the members of the executive committee of Fortis Bank S.A./N.V., their current occupation or employment and their employment history during the last five years. The business address of each executive committee member listed below is c/o Montagne du Parc 3, 1000 Brussels, Belgium. Each individual listed below is a citizen of Belgium except for Messrs. van Harten and Kloosterman, both of whom are citizens of The Netherlands.
Jean-Paul Votron
Jean-Paul Votron is the Chairman of the Board of Fortis Bank S.A./N.V. He has served as Chief Executive Officer of Fortis since October 2004. Prior to joining Fortis, he served as Chief Executive Officer of Citigroup’s Retail Bank for Western Europe, Central Europe, Russia, the Middle East and Africa from 2002 to October 2004.
Herman Verwlist
Herman Verwlist has served as Deputy Chief Executive Officer of Fortis since 2000, and as Chief Operating Officer of Fortis since 2004.
Gilbert Mittler
Gilbert Mittler has served as the Chief Financial Officer of Fortis since 2000.
Jos Clijsters
Jos Clijsters has served since 2002 as General Manager-Retail Banking in Belgium and Country Manager of Fortis Bank S.A./N.V. in Belgium. Commencing in January 2005, Mr. Clijsters has been responsible for the development of Fortis Bank S.A./N.V.’s retail banking activities.
Filip Dierckx
Filip Dierckx is the Chief Executive Officer of Merchant and Private Banking for Fortis, and is its Regional Coordinator for North America. Since 1998, he has been a Managing Director of Fortis Bank S.A./N.V. and a member of its Executive Committee, having responsibility for the Investment Banking and Financial Markets operations of Fortis Bank S.A./N.V.
Peer van Harten
Peer van Harten has been the Chief Executive Officer—Insurance of Fortis and a member of Fortis’ Executive Committee since January 2005. He joined AMEV Insurance, a unit of Fortis’ Dutch insurance operations, as Managing Director — Accidents and Health in 1998. In 2003 he became a member of the management team of another insurance unit of Fortis, Fortis ASR, where he was responsible for Operations. In 2005 he was responsible for merging and integrating three Dutch insurance companies (AMEV, Stad Rotterdam and Woudsend) into Fortis ASR.
Jozef De Mey
Jozef De Mey became Fortis’ Chief Investments Officer in 2007. He has been a member of Fortis’ Executive Committee since September 2000 and is responsible for Insurance — Belgium.
Karel De Boeck
Karel De Boeck became the Chief Risk Officer of Fortis Bank S.A./N.V. in 2007. He has served as a Member of the Executive Committee of Fortis Bank S.A./N.V. since September 2000.
Lex Kloosterman
Lex Kloosterman has served as the Chief Strategy Officer of Fortis since October 2006. Prior to then, Mr. Kloosterman was with ABN AMRO where he served most recently as chief executive officer of ABN AMRO’s Europe — Private Clients business unit. He started his career with ABN AMRO in the United States in 1983, and held a number of international senior management positions in a variety of banking activities, including treasury, corporate credits, structured finance, private clients and consumer finance.
     During the past five years, neither Fortis Bank S.A./N.V. nor, to the knowledge of Fortis, any of the members of its executive committee, have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that CRX ACQUISITION LTD. (“CRX”) does hereby make, constitute and appoint each of Roy C. Andersen and Adam DiMartino (and any other employee of FORTIS BANK S.A./N.V. or FORTIS CAPITAL CORPORATION or one of their respective affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether CRX is acting individually or as representative of others, any and all filings required to be made by CRX under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by CRX under the Act, giving and granting unto each said attorney-in-fact full power and authority to act in the premises as fully and to all intents and purposes as CRX might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned.
     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 12, 2007.
CRX ACQUISITION LTD.

By:	/s/ Menno van Lacum

Name: Menno van Lacum Title: Vice President

By:	/s/ Milton Anderson

Name: Milton J. Anderson Title: President

EXHIBIT INDEX
     (a)(1)      Letter to Shareholders of The Cronos Group (the “Company”), incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (“SEC”) on April 3, 2007 (the “Proxy Statement”).
     (a)(2)      Notice of Special Meetings of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
     (a)(3)      Proxy Statement.
     (a)(4)      Plan of Liquidation and Dissolution, incorporated herein by reference to Annex A to the Proxy Statement.
     (a)(5)      Asset Purchase Agreement, dated February 28, 2007 (“Asset Purchase Agreement”), by and among FB Transportation Capital LLC (“FB Transportation”), CRX Acquisition Ltd. (“CRX”) and the Company, incorporated herein by reference to Annex B to the Proxy Statement.
     (a)(6)      Form of Liquidator’s Report, incorporated herein by reference to Annex C to the Proxy Statement.
     (a)(7)      Form of Report of Liquidation Auditor, incorporated herein by reference to Annex D to the Proxy Statement.
     (a)(8)      Form of Proxy Cards (3), incorporated herein by reference to the Proxy Statement.
     (a)(9)      Form of Assignment and Assumption Agreement, incorporated herein by reference to Annex 4 to Asset Purchase Agreement, filed as Exhibit 2.1 to the Company’s report on Form 8-K, dated March 2, 2007.
     (a)(10)      Class Action Complaint filed in the Superior Court of the State of California, County of San Francisco, captioned Alan Kahn, on behalf of himself and all others similarly situated v. Dennis J. Tietz et al., filed March 2, 2007.
     (b)      None.
     (c)(1)      Fairness Opinion of Raymond James & Associates, Inc., dated February 28, 2007, incorporated herein by reference to Annex E to the Proxy Statement.
     (d)(1)      Support Agreement, dated as of February 28, 2007, by and among CRX, S. Nicholas Walker, the Lion Fund Limited, York Lion Fund, L.P., Yorkprop Limited, Dennis J. Tietz, Peter J. Younger and The Cronos Group, incorporated herein by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D, dated March 5, 2007, filed with the SEC by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., York Asset Management Limited and YorkProp Limited.
     (d)(2)      Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and FB Transportation, incorporated herein by reference to Exhibit 7.03 to Schedule 13D,

dated March 12, 2007, filed with the SEC by Fortis Bank S.A./N.V., FB Transportation and CRX.
     (d)(3)      Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Dennis J. Tietz.
     (d)(4)      Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Peter J. Younger.
     (d)(5)      Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and Frank P. Vaughan.
     (d)(6)      Equity Commitment Letter Agreement, dated February 28, 2007, by and between CRX and John C. Kirby.
     (d)(7)      Guarantee from Fortis Bank S.A./N.V. Cayman Islands Branch, dated February 28, 2007, in favor of the Company, incorporated herein by reference to Exhibit 2.2 to the Company’s report on Form 8-K, dated March 2, 2007.
     (d)(8)    Confidentiality Letter Agreement, dated May 31, 2006, by and between the Company and Fortis Capital Corp.
     (f)      None.
     (g)      None.